May 6, 2019

Kenneth M. Young
Chief Executive Officer
Babcock & Wilcox Enterprises, Inc.
20 South Van Buren Avenue
Barberton, OH 44203

       Re: Babcock & Wilcox Enterprises, Inc.
           Registration Statement on Form S-1
           Filed April 30, 2019
           File No. 333-231135

Dear Kenneth M. Young:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

       Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing and
                                                            Construction